FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2007

EMGOLD MINING CORPORATION

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emgold Mining Corporation

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Paralegal

Date: December 14, 2007

Exhibits:

1. News Release - November 1, 2007;

2. Release - November 16, 2007;

3. Release - November 28, 2007;

4. Material Change Report - dated November 1, 2007;

 5. Interim Consolidated Financial Statements for Sept 30, 2007 and 2006;

 6. Interim MD&A for three and six months ended Sept 30, 2007;

7. Form 52-109F2 Certificate of CEO;

 8. Form 52-109F2 Certificate of CFO.